Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS	AUGUST 9, 2023

The Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three and six months ended June 30, 2023 and 2022, the Company’s 2022 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2022, and the cautionary statements regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in Canadian dollars unless otherwise stated.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the AIF and in the Company’s Management Information Circular dated March 10, 2023, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

SUMMARY RESULTS

	Three months ended June 30,		Six months ended June 30,

($ Canadian thousands, except percentages)	2023	2022[1]	2023	2022[1]

Revenue	$776,670	$372,077	$1,601,714	$695,146

Gross margin	147,174	63,589	307,826	117,232

Selling and administrative expenses (“SG&A”)	99,636	43,346	215,406	90,150

Operating income	47,538	20,243	92,420	27,082

Earnings before finance costs and income taxes (“EBIT”)	48,260	20,884	93,188	28,007

Net earnings (loss)	$(2,823)	$13,352	$10,701	$12,983

Key Financial Performance Indicators (“KPIs”)[2]

Engineered Systems bookings	$321,987	$313,310	$838,569	$550,180

Engineered Systems backlog	1,429,863	736,952	1,429,863	736,952

Gross margin as a percentage of revenue	18.9%	17.1%	19.2%	16.9%

Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	$111,219	$42,942	$219,241	$71,955

Adjusted EBITDA	142,171	47,806	264,942	82,663

Distributable cash flow	51,641	22,454	107,110	42,980

Long-term debt	1,408,304	345,951	1,408,304	345,951

Net debt	1,234,125	198,873	1,234,125	198,873

Bank-adjusted net debt to EBITDA ratio	2.8	1.4	2.8	1.4

Return on capital employed (“ROCE”)[3]	1.0%	3.7%	1.0%	3.7%

[1]

Comparative figures throughout this MD&A represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation (“Exterran”) on October 13, 2022 (the “Transaction”), and therefore do not reflect pre-acquisition historical data from Exterran.

2 These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.

3 Determined by using the trailing 12-month period.

M-1

RESULTS OVERVIEW

•

Significant variances that exist between Enerflex’s financial and operational results for the three and six months ended June 30, 2023, relative to the three and six months ended June 30, 2022 were driven primarily by the integration of Exterran and reflect Enerflex’s performance as a larger organization with an expanded geographic footprint.

•

Enerflex generated revenue of $776.7 million during the three months ended June 30, 2023, driven by continued strong performance from the Company’s recurring businesses and North American (“NAM”) Engineered Systems product line. Revenue was lower than the first quarter of 2023 due to the commencement and recognition of a natural gas infrastructure finance lease project; however, Energy Infrastructure revenue was higher because of increased contracted revenues from two build-own-operate-maintain (“BOOM”) produced water facilities that commenced commercial operations in the fourth quarter of 2022 and first quarter of 2023, respectively. During the first half of 2023, Enerflex recorded revenue of $1,601.7 million compared to $695.1 million during the first half of 2022, with notable increases in Engineered Systems activity, higher contract compression utilizations in the USA, and increased After-Market Services activities from parts sales and customer maintenance.

•

During the three months ended June 30, 2023, the Company recorded a gross margin of $147.2 million (18.9 percent), decreasing from $160.7 million (19.5 percent) during the three months ended March 31, 2023. While gross margins for Enerflex’s recurring businesses expanded, the gross margin for Engineered Systems decreased, reflecting the impact of delays on certain projects. Enerflex’s gross margin for the six months ended June 30, 2023 was $307.8 million (19.2 percent), increasing from $117.2 million (16.9 percent) during the six months ended June 30, 2022 and reflecting the higher proportion of Enerflex’s business that is considered recurring, in addition to improvement in the Engineered Systems NAM margin profile.

•

The Company recorded SG&A of $99.6 million during the three months ended June 30, 2023, a quarter-over-quarter decrease from $115.8 million of SG&A recorded during the three months ended March 31, 2023, driven primarily by the recovery of a $12.2 million bad debt receivable in the second quarter of 2023. SG&A for the six months ended June 30, 2023 was $215.4 million, compared to $90.2 million during the six months ended June 30, 2022, with higher SG&A reflecting the additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs incurred to integrate Exterran. Further, the ongoing devaluation of the Argentine peso, caused by high inflation, resulted in foreign exchange losses of $11.6 million and $23.6 million during the three and six months ended June 30, 2023, respectively.

•

Enerflex reported operating income of $47.5 million during the three months ended June 30, 2023, increasing slightly from the three months ended March 31, 2023 due to lower SG&A, which was partially offset by the decrease in gross margin. The Company reported $92.4 million of operating income for the six months ended June 30, 2023, an increase of $65.3 million from the six months ended June 30, 2022, primarily reflecting an expanded gross margin that was partially offset by increased SG&A.

•

The Company invested $32.4 million in capital expenditures in the second quarter of 2023, predominantly comprised of $13.3 million of maintenance capital expenditures across the Company’s global Energy Infrastructure fleet, and $12.0 million of small-scale investments to expand the fleet. At June 30, 2023, the USA contract compression fleet totalled approximately 404,000 horsepower and its average fleet utilization was a record 96 percent for the quarter.

•

Enerflex’s primary focus for 2023 is post-acquisition deleveraging. The Company continues to expect that it will reduce its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio to 2.5 times by the end of 2023 through strong cash flow generation and the execution of its large Engineered Systems backlog. Enerflex plans to continue to strengthen its financial position once its debt reduction target has been met to ensure the Company has significant flexibility through industry cycles. At June 30, 2023, the Company’s senior secured net funded debt to EBITDA ratio was 1.1:1, compared to a maximum ratio of 2.5:1, and the Company’s bank-adjusted net debt to EBITDA ratio was 2.8:1, compared to a maximum ratio of 4.5:1, according to the Company’s debt covenants.

•

The Company recorded Engineered Systems bookings of $322.0 million during the three months ended June 30, 2023, compared to $516.6 million during the three months ended March 31, 2023, and $313.3 million during the three months ended June 30, 2022. Despite the decrease in bookings from the first quarter of 2023, Enerflex continues to observe strong customer activity levels in North America, notably for cryogenic natural gas processing facilities and for electric compression, as customers aim to decarbonize their operations. During the first half of 2023, Enerflex secured $838.6 million of Engineered Systems bookings, representing an increase of $288.4 million from the first half of 2022.

•

Engineered Systems backlog at June 30, 2023 was $1.4 billion, relatively unchanged from the Company’s significant $1.5 billion balance at December 31, 2022. The movement in the current period is related to the new bookings, offset by the drawdown of Enerflex’s existing backlog to drive strong Engineered Systems revenue recorded in the period.

Management’s Discussion and Analysis	M-2

•

Subsequent to June 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on October 12, 2023, to shareholders of record on August 24, 2023. The Board of Directors (the “Board”) will continue to evaluate dividend payments on an ongoing basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

ADJUSTED EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of an item that is considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases to eliminate the non-cash selling profit recognized when finance leases are put into service, and instead reflect the lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash-generating capabilities and also improves comparability for similar Energy Infrastructure assets with different contract terms.

M-3

Three months ended June 30, 2023

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$48,260	$41,306	$4,356	$2,598

Restructuring, and transaction and integration costs	11,834	3,734	5,802	2,298

Share-based compensation	6,369	3,923	1,154	1,292

Depreciation and amortization	62,959	22,833	13,214	26,912

Finance leases	12,749	-	983	11,766
Adjusted EBITDA	$142,171	$71,796	$25,509	$44,866

Three months ended June 30, 2022

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$20,884	$13,667	$3,372	$3,845

Transaction and integration costs	4,590	3,360	784	446

Share-based compensation	(2,667)	(1,518)	(535)	(614)

Depreciation and amortization	22,058	13,373	5,729	2,956

Finance leases	2,941	35	-	2,906
Adjusted EBITDA	$47,806	$28,917	$9,350	$9,539

Six months ended June 30, 2023

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$93,188	$69,684	$3,677	$19,827

Restructuring, and transaction and integration costs	29,661	8,272	9,896	11,493

Share-based compensation	9,535	5,958	1,661	1,916

Depreciation and amortization	126,053	43,683	28,808	53,562

Finance leases	6,505	-	1,331	5,174
Adjusted EBITDA	$264,942	$127,597	$45,373	$91,972

Six months ended June 30, 2022

($ thousands)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$28,007	$10,508	$6,357	$11,142

Transaction and integration costs	10,267	7,116	1,382	1,769

Share-based compensation	1,382	1,009	177	196

Depreciation and amortization	43,948	27,033	10,828	6,087

Finance leases	(941)	135	-	(1,076)
Adjusted EBITDA	$82,663	$45,801	$18,744	$18,118

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

Management’s Discussion and Analysis	M-4

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decreases backlog in the period the revenue is recognized.

The following tables set forth the Engineered Systems bookings and backlog by reporting segment:

	Three months ended June 30,		Six months ended June 30,

($ thousands)	2023	2022	2023	2022

Engineered Systems Bookings

North America	$306,578	$320,694	$722,863	$527,636

Latin America	13,791	1,338	22,633	24,844

Eastern Hemisphere	1,618	(8,722)	93,073	(2,300)

Total Engineered Systems bookings	$321,987	$313,310	$838,569	$550,180

($ thousands)			June 30, 2023	December 31, 2022

Engineered Systems Backlog

North America			$1,115,924	$1,074,151

Latin America			50,471	52,825

Eastern Hemisphere			263,468	378,894

Total Engineered Systems backlog			$1,429,863	$1,505,870

Enerflex continues to observe strong customer activity levels in North America, with the segment contributing 95 percent of second quarter 2023 Engineered Systems bookings of $322.0 million. Included in the Company’s bookings were two large cryogenic natural gas processing facilities, reflecting Enerflex’s expanded product offerings stemming from the Transaction. Enerflex recorded bookings of $838.6 million during the first half of 2023, increasing $288.4 million from the first half of 2022 given the year-over-year momentum in North American activity levels.

The Engineered Systems backlog of $1.4 billion remained robust at June 30, 2023, decreasing only $0.1 billion from December 31, 2022. New project bookings added to the backlog offset the drawdown of existing backlog, which drove strong Engineered Systems revenue recognition in the first half of 2023.

The global demand for natural gas remains robust, and Enerflex is well positioned to expand its Engineered Systems business by serving the growing natural gas markets in the Company’s key operating regions. However, continued volatility in commodity prices and recessionary fears could affect the Company’s ability to secure future bookings.

SEGMENTED RESULTS

Enerflex has three reporting segments: North America, Latin America (“LATAM”), and Eastern Hemisphere (“EH”), each of which are supported by Enerflex’s corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used.

M-5

NORTH AMERICA SEGMENT RESULTS

	Three months ended June 30,		Six months ended June 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$306,578	$320,694	$722,863	$527,636

Engineered Systems backlog	1,115,924	618,855	1,115,924	618,855

Segment revenue	$487,537	$297,394	$969,815	$546,606

Intersegment revenue	(8,598)	(29,331)	(25,009)	(64,790)

Revenue	$478,939	$268,063	$944,806	$481,816

Revenue – Energy Infrastructure	$43,294	$32,549	$82,175	$61,011

Revenue – After-Market Services	$89,880	$73,978	$181,541	$134,130

Revenue – Engineered Systems	$345,765	$161,536	$681,090	$286,675

Operating income	$40,544	$13,026	$68,874	$9,583

EBIT	$41,306	$13,667	$69,684	$10,508

EBITDA	$64,139	$27,040	$113,367	$37,541

Adjusted EBITDA	$71,796	$28,917	$127,597	$45,801

Revenue as a % of consolidated revenue	61.7%	72.0%	59.0%	69.31%

Operating income as a % of revenue	8.5%	4.9%	7.3%	2.0%

EBIT as a % of revenue	8.6%	5.1%	7.4%	2.2%

EBITDA as a % of revenue	13.4%	10.1%	12.0%	7.8%

Enerflex recorded Engineered Systems bookings of $306.6 million in the NAM segment in the second quarter of 2023. While the segment’s bookings were slightly lower in the current period relative to the second quarter of 2022, first half 2023 bookings of $722.9 million increased significantly over the first half of 2022, reflecting sustained customer activity levels in the energy sector. Accordingly, NAM’s Engineered Systems backlog of $1.1 billion at June 30, 2023 is expected to result in strong Engineered Systems revenue generation over the near term.

Revenue of $478.9 million and $944.8 million for the three and six months ended June 30, 2023 increased by $210.9 million and $463.0 million, respectively, compared to the same periods in 2022. The NAM segment saw an increase in revenue for all product lines in 2023, most significantly in Engineered Systems, which saw elevated activity levels on a stronger opening backlog and sustained bookings activity. After-Market Services revenues increased on strong parts sales, inflationary price adjustments and an increased volume of work. Lastly, Energy Infrastructure revenue was higher from increased contract compression utilizations, a larger fleet, and the positive impacts of inflationary price adjustments.

Enerflex’s gross margin increased during the three and six months ended June 30, 2023 compared to 2022, which is attributable to higher revenues generated by all product lines, as well as improved margins on sold Engineered Systems projects.

SG&A was higher during the three and six months ended June 30, 2023 compared to the same periods last year, which is primarily due to additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs. These higher costs were partially offset by a one-time bad debt recovery of a $12.2 million receivable that had previously been written off.

NAM recorded a higher operating income during the three and six months ended June 30, 2023 when compared to the same periods in 2022, resulting from an expanded gross margin, partially offset by the increase in SG&A.

At June 30, 2023, the USA contract compression fleet totaled approximately 404,000 horsepower. The average utilization of the fleet for both the three and six months ended June 30, 2023 was 96 percent, reflecting strong customer demand and robust market fundamentals. Average utilization rates in 2023 increased from 94 percent and 93 percent average utilizations in the comparative periods in 2022, respectively.

Management’s Discussion and Analysis	M-6

LATIN AMERICA SEGMENT RESULTS

	Three months ended June 30,		Six months ended June 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$13,791	$1,338	$22,633	$24,844

Engineered Systems backlog	50,471	3,706	50,471	3,706

Segment revenue	$115,976	$59,568	$233,762	$93,593

Intersegment revenue	(507)	(36)	(771)	(36)

Revenue	$115,469	$59,532	$232,991	$93,557

Revenue – Energy Infrastructure	$87,061	$17,394	$172,324	$34,183

Revenue – After-Market Services	$16,697	$9,238	$35,680	$14,015

Revenue – Engineered Systems	$11,711	$32,900	$24,987	$45,359

Operating income	$4,396	$3,372	$3,717	$6,357

EBIT	$4,356	$3,372	$3,677	$6,357

EBITDA	$17,570	$9,101	$32,485	$17,185

Adjusted EBITDA	$25,509	$9,350	$45,373	$18,744

Revenue as a % of consolidated revenue	14.9%	13.5%	14.6%	16.0%

Operating income as a % of revenue	3.8%	5.7%	1.6%	6.8%

EBIT as a % of revenue	3.8%	5.7%	1.6%	6.8%

EBITDA as a % of revenue	15.2%	15.3%	13.9%	18.4%

Second quarter 2023 Engineered Systems bookings of $13.8 million increased by $12.5 million relative to the second quarter of 2022, with the Company securing a large project in the region in the current period. Bookings for the six months ended June 30, 2023 were relatively unchanged from the prior year.

LATAM’s revenues increased by $55.9 million and $139.4 million in the three and six months ended June 30, 2023 when compared to the same periods in 2022, primarily driven by revenues generated by the Company’s expanded contracted Energy Infrastructure fleet stemming from the Transaction. After-Market Services revenues also increased year-over-year, while Engineered Systems revenues decreased as a result of a lower backlog with a major project being completed during the second quarter of 2022.

Total gross margins expanded during the three and six months ended June 30, 2023 compared to the same periods in 2022 as a result of higher overall revenues from increased activity and higher realized gross margins from the Company’s Energy Infrastructure assets.

SG&A was higher during the three and six months ended June 30, 2023 compared to 2022, primarily due to additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs. Further, Enerflex recognized foreign exchange losses of $11.6 million and $23.6 million during the three and six months ended June 30, 2023, respectively, due to the ongoing devaluation of the Argentine peso.

The LATAM segment recognized operating income that was $1.0 million higher in the second quarter of 2023 than the second quarter of 2022, reflecting higher gross margins on activity levels, partially offset by higher SG&A. First half operating income decreased by $2.6 million year-over-year primarily due to the higher SG&A.

M-7

EASTERN HEMISPHERE SEGMENT RESULTS

	Three months ended June 30,		Six months ended June 30,

($ thousands, except percentages)	2023	2022	2023	2022

Engineered Systems bookings	$1,618	$(8,722)	$93,073	$(2,300)

Engineered Systems backlog	263,468	114,391	263,468	114,391

Segment revenue	$183,795	$44,556	$427,699	$119,926

Intersegment revenue	(1,533)	(74)	(3,782)	(153)

Revenue	$182,262	$44,482	$423,917	$119,773

Revenue – Energy Infrastructure	$60,114	$19,949	$124,633	$40,150

Revenue – After-Market Services	$45,927	$22,623	$90,785	$40,880

Revenue – Engineered Systems	$76,221	$1,910	$208,499	$38,743

Operating income	$2,598	$3,845	$19,829	$11,142

EBIT	$2,598	$3,845	$19,827	$11,142

EBITDA	$29,510	$6,801	$73,389	$17,229

Adjusted EBITDA	$44,866	$9,539	$91,972	$18,188

Revenue as a % of consolidated revenue	23.5%	12.0%	26.5%	17.2%

Operating income as a % of revenue	1.4%	8.6%	4.7%	9.3%

EBIT as a % of revenue	1.4%	8.6%	4.7%	9.3%

EBITDA as a % of revenue	16.2%	15.3%	17.3%	14.4%

The EH segment had nominal bookings in the second quarter of 2023, while bookings of $93.0 million in the first half of 2023 increased significantly primarily as a result of an in-flight project increasing in scope. EH’s backlog increased in the current period due to the backlog balance acquired from Exterran, partially offset by the natural gas infrastructure project that commenced operations in the first quarter of 2023. The project is being accounted for as a finance lease.

Revenue increased by $137.8 million and $304.1 million during the three and six months ended June 30, 2023, respectively, compared to the three and six months ended June 30, 2022. A non-cash selling profit was recognized upon commencement of the natural gas infrastructure project, which was reflected in the region’s Engineered Systems revenue, with contracted revenues reflected in Energy Infrastructure revenue thereafter. Additionally, Enerflex brought two BOOM produced water facilities to commercial operation in the fourth quarter of 2022 and the first quarter of 2023, respectively, with these contracted revenues further contributing to higher revenues in the second quarter of 2023. After-Market Services revenues increased from customer maintenance activities and parts sales in all regions.

Gross margins for the three and six months ended June 30, 2023 were higher than the same periods in 2022, primarily due to increased activity and higher margin Engineered Systems projects being executed.

SG&A was higher during the three and six months ended June 30, 2023 relative to the same periods in 2022 due to the additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs.

The EH segment reported operating income of $2.6 million during the three months ended June 30, 2023 compared to $3.8 million in the second quarter of 2022, with higher SG&A, partially offset by increased revenues. The segment reported an operating income increase of $8.7 million during the first half of 2023 compared to the first half of 2022, primarily driven by higher revenues generated in the current year.

Management’s Discussion and Analysis	M-8

GROSS MARGIN BY PRODUCT LINE

Each of Enerflex’s regional business segments oversees the execution of all three product lines described above: Energy Infrastructure, After-Market Services and Engineered Systems.

The Company considers its Energy Infrastructure and After-Market Services product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual Energy Infrastructure and After-Market Services contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

Three months ended June 30, 2023
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$776,670	$190,469	$152,504	$433,697
Cost of goods sold:
Operating expenses	581,776	85,330	119,174	377,272
Depreciation and amortization	47,720	42,202	2,801	2,717

Gross margin	$147,174	$62,937	$30,529	$53,708

Gross margin %	18.9%	33.0%	20.0%	12.4%

Three months ended June 30, 2022
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$372,077	$69,892	$105,839	$196,346
Cost of goods sold:
Operating expenses	289,410	26,738	87,125	175,547
Depreciation and amortization	19,078	15,624	2,373	1,081

Gross margin	$63,589	$27,530	$16,341	$19,718

Gross margin %	17.1%	39.4%	15.4%	10.0%

Six months ended June 30, 2023
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$1,601,714	$379,132	$308,006	$914,576
Cost of goods sold:
Operating expenses	1,195,757	170,793	243,123	781,841
Depreciation and amortization	98,131	87,924	5,599	4,608

Gross margin	$307,826	$120,415	$59,284	$128,127

Gross margin %	19.2%	31.8%	19.2%	14.0%

M-9

Six months ended June 30, 2022
($ thousands, except percentages)	Total	Energy Infrastructure	After-Market Services	Engineered Systems

Revenue	$695,146	$135,344	$189,025	$370,777
Cost of goods sold:
Operating expenses	539,950	52,271	157,381	330,298
Depreciation and amortization	37,964	29,385	5,052	3,527

Gross margin	$117,232	$53,688	$26,592	$36,952

Gross margin %	16.9%	39.7%	14.1%	10.0%

INCOME TAXES

The Company reported income tax expense of $20.6 million and $22.0 million for the three and six months ended June 30, 2023, compared to $3.1 million and $6.7 million in the same periods of 2022. The year-over-year change is primarily driven by an increase in current taxes associated with additional earnings in conjunction with the Transaction, combined with unrecognized deferred tax deductions related to head office cost and interest expenses in Canada. The normalized effective tax rate without these two main drivers would be 18 percent for the six months ended June 30, 2023.

LEGAL PROCEEDINGS

On January 31, 2022 the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million (US$120 million) in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the then prevailing exchange rate) as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed to approximately US$120 million, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Mexico. In the meantime, the Company is pursuing all available avenues to preserve its rights, and in the second quarter of 2023, filed a Request for Arbitration pursuant to the Agreement between the United States of America, the United Mexican States, and Canada (“USMCA”) investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

ENERFLEX STRATEGY

Enerflex’s vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; financial discipline and strength; profitable growth achieved through vertically integrated and geographically diverse product offerings; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business over its 40-plus-year history.

Enerflex delivers modularized energy solutions to customers in key global natural gas growth markets. The Company’s vertically integrated product offerings include processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex also works closely with customers to enable their decarbonization efforts, with proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas (“RNG”), and hydrogen solutions.

Management’s Discussion and Analysis	M-10

With the acquisition of Exterran, Enerflex executed its strategy to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines, and as a result, expects to stabilize cash flows and reduce cyclicality in the business over the long term.

OUTLOOK

The underlying macro drivers for Enerflex’s business are robust, with the ongoing focus on global energy security and the growing need for low-emission natural gas resulting in strong demand for Enerflex’s energy infrastructure and energy transition solutions.

STRATEGIC PRIORITIES

Enerflex’s primary focus for 2023 is to progress the integration of Exterran and strengthen its financial position. Once its debt reduction target has been met, Enerflex plans to continue strengthening its financial position to ensure the Company has financial stability and flexibility through industry cycles. By reducing its long-term debt requirements and optimizing debt service costs, Enerflex expects to lower its overall cost of debt, thereby accruing incremental value to Enerflex shareholders.

INTEGRATION OF EXTERRAN CORPORATION

Enerflex is progressing the integration of Exterran to become a more resilient and profitable business. Since closing the Transaction, Enerflex has captured approximately US$50 million of annual run-rate synergies and expects to realize the total US$60 million of anticipated synergies within 12 to 18 months from Transaction close of October 13, 2022.

To further optimize its global operations and shape the business for long-term success, Enerflex will incur one-time restructuring and optimization costs as such opportunities are identified. This includes costs associated with the closing of Enerflex’s manufacturing facilities in the United Arab Emirates and Singapore and the Company’s plans to simplify its geographic footprint.

2023 GUIDANCE

Enerflex is reaffirming its full-year 2023 financial guidance for adjusted EBITDA, bank-adjusted net debt to EBITDA ratio, annual run-rate synergies, maintenance capital expenditures, and expenditures related to the modularized cryogenic natural gas processing facility (the “Cryogenic Facility”) that is being advanced in the Middle East.

To reflect year-to-date 2023 activity and the Company’s expectations for the balance of the year, Enerflex is introducing guidance for property, plant and equipment (“PP&E”) and growth capital expenditures and revising its guidance for “other non-discretionary expenses”.

(US$ millions, except ratios and percentages)	March 1, 2023[1]	August 9, 2023

Annual run-rate synergies[2]	60	60
Adjusted EBITDA[2]	380 – 420	380 – 420
Bank-adjusted net debt to EBITDA ratio[3]	<2.5x	<2.5x
Capital expenditures and contract assets
Maintenance capital expenditures	40 – 50	40 – 50
Contract assets related to the Cryogenic Facility[4]	40 – 50	40 – 50
Other non-discretionary expenses[5]	130 – 160	180 – 210

Total non-discretionary expenses[6]	210 – 260	260 – 310
PP&E and growth capital expenditures[7]	Not previously provided	80 – 90

[1]

Refer to the March 1, 2023 news release entitled “Enerflex Ltd. Reports Solid Year-end 2022 Results and Successfully Closes Acquisition of Exterran Corporation, Creating Significant Momentum for 2023”, which can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.com and www.sec.gov/edgar, respectively.

[2]	Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
[3]

Calculated in accordance with the Company’s debt covenants, which permit: (a) the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended for the respective period; and (b) a maximum of 4.5:1.

[4]

Formerly referred to as work-in-progress in the Company’s financial guidance. The Cryogenic Facility is being accounted for as a sale within the Engineered Systems product line and presented as a contract asset on Enerflex’s consolidated statements of financial position.

[5]	Includes net working capital, finance costs, cash income taxes, and dividends.
[6]	Includes maintenance capital expenditures and contract assets related to the Cryogenic Facility, net working capital, finance costs, cash income taxes, and dividends.
[7]

Enerflex is introducing guidance for PP&E and growth capital expenditures to reflect activity for the six months ended June 30, 2023 and the Company’s expectations for the balance of the year. These expenditures were considered in assessing the Company’s ability to meet its bank-adjusted net debt to EBITDA ratio target.

M-11

Enerflex anticipates that total 2023 PP&E and growth capital expenditures will range from US$80 million to US$90 million, approximately half of which is for the completion of two BOOM produced water projects that were originally anticipated in 2022 but were largely recognized in Q1 2023. In addition, Enerflex plans to complete required upgrades on several facilities acquired through the Transaction, and invest in various small-scale, customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere.

Enerflex is revising its guidance for its other non-discretionary expenses to a range of US$180 million to US$210 million from a range of US$130 million to US$160 million, primarily due to the increase in working capital associated with higher activity levels in Enerflex’s After-Market Services and Engineered Systems businesses, as well as higher expected cash taxes in 2023.

As the Company focuses on actively integrating Exterran while concurrently executing its growing business, Enerflex expects that increased 2023 expenditures will impact the near-term timing of cash flows. As a result of increased net working capital due to the growth in business activity and increased taxes, the Company now anticipates 2023 Transaction-related accretion for both earnings per share (“EPS”) and cash flow per share (“CFPS”) to be 32 percent dilutive and one percent accretive, respectively (both previously 20 percent accretive) this year. The Company has reviewed its disclosure in respect of 2023 Transaction-related accretion for both EPS and CFPS and has decided to discontinue this disclosure. Accordingly, the Company is withdrawing its 2023 guidance for these measures and will not be providing any further updates regarding such financial metrics.

ENERGY TRANSITION

As the transition to a lower-carbon economy unfolds, Enerflex is collaborating with customers to advance projects that decarbonize and electrify operations and support infrastructure for RNG, biofuels, and hydrogen solutions. In the USA, the roll-out of the Inflation Reduction Act has accelerated the development of numerous carbon capture projects, growing the future opportunity set for Enerflex given its expertise in delivering modularized engineer-to-order process solutions. Enerflex also continues to evaluate carbon capture and other low-carbon solutions through piloting activities with a number of its Canadian customers.

Over the long term, Enerflex will continue to evaluate and create paths that will allow for participation in developing and growing markets, which is expected to shape the energy transition landscape over the next several decades.

OUTLOOK BY SEGMENT

North America

Capital discipline continues to be at the forefront for North American upstream exploration and production companies. In the USA, while rig counts have decreased through the first half of 2023, Enerflex is still observing strong demand for its products and services in the liquids-weighted Permian Basin. In Canada, Enerflex’s market outlook is constructive following the initial agreement on future resource development between the Blueberry River First Nations and the Government of British Columbia coupled with increasing activity for eventual liquefied natural gas (“LNG”) exports.

Given the robust long-term demand profile for natural gas and LNG exports in the USA, Enerflex anticipates that utilization rates for its contract compression fleet will remain elevated, demand for the Exterran Cryogenic product line will strengthen, and sold margins on new Engineered Systems bookings will remain strong compared to current levels. Additionally, the Company expects increased After-Market Services-related activities across the region will continue through 2023, including parts sales, overhauls, and retrofitting activities.

Latin America

With its expanded Energy Infrastructure platform, Enerflex expects to generate strong recurring revenues in Latin America and will continue to manage its regional foreign currency exposures. Over time, the Company plans to increase its contract compression fleet utilization by re-contracting and redeploying idle fleet to meet rising local demand. Over the longer term, many nations throughout the region have indicated a growing need for reliable power and a desire to reduce their overall dependency on imported natural gas, which Enerflex expects will be a constructive market driver for the Company.

Eastern Hemisphere

Enerflex’s near-term focus in the Middle East is strong operational execution, delivering cost improvements within existing operations, and safely advancing the Cryogenic Facility. The Company also continues to explore new markets and opportunities requiring modular solutions to bolster cash flows in the region. Over the long term, Enerflex expects ongoing demand for larger-scale energy infrastructure assets and integrated turnkey projects.

In Australia, a strong LNG export market, and recent legislation surrounding emissions-reduction targets for the nation, are expected to strengthen the demand for natural gas and energy transition solutions in the region.

Management’s Discussion and Analysis	M-12

NON-IFRS MEASURES

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include Engineered Systems bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, bank-adjusted net debt to EBITDA ratio, and ROCE, and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. Engineered Systems bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022

EBITDA and Adjusted EBITDA
EBIT	$48,260	$20,884	$93,188	$28,007
Depreciation and amortization	62,959	22,058	126,053	43,948
EBITDA	$111,219	$42,942	$219,241	$71,955
Adjusted EBITDA[1]	$142,171	$47,806	$264,942	$82,663

Recurring Revenue
Energy Infrastructure	$190,469	$69,892	$379,132	$135,344
After-Market Services	152,504	105,839	308,006	189,025
Impact of finance leases	12,749	2,941	24,347	5,615
Total recurring revenue	$355,722	$178,672	$711,485	$329,984

ROCE
Trailing 12-month EBIT	$24,371	$58,525	$24,371	$58,525

Capital employed – beginning of period
Net debt[2]	$1,196,326	$205,912	$1,136,549	$158,664
Shareholders’ equity	1,553,497	1,342,102	1,542,908	1,353,754
	$2,749,823	$1,548,014	$2,679,457	$1,512,418
Capital employed – end of period
Net debt[2]	$1,234,125	$198,873	$1,234,125	$198,873
Shareholders’ equity	1,522,667	1,378,897	1,522,667	1,378,897
	$2,756,792	$1,577,770	$2,756,792	$1,577,770

Average capital employed[3]	$2,443,886	$1,568,820	$2,443,886	$1,568,820
ROCE	1.0%	3.7%	1.0%	3.7%

1 Refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

M-13

DISTRIBUTABLE CASH FLOW

The Company defines distributable cash flow as cash provided by operating activities adjusted for the net change in working capital and other, less maintenance capital expenditures and lease payments. Distributable cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure as a way to assist users of the financial statements assess the level of free cash generated and to fund other non-operating activities such as payments to creditors, dividends, and capital expenditures. The following tables reconciles distributable cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022

Cash provided by (used in) operating activities	$(3,984)	$21,097	$(6,535)	$(1,615)
Add (deduct):
Net change in working capital and other[1]	74,178	9,434	144,830	57,690
	$70,194	$30,531	$138,295	$56,075
Maintenance capital expenditures	(13,287)	(4,259)	(20,843)	(5,764)
Leases	(5,266)	(3,818)	(10,342)	(7,331)
Distributable cash flow	$51,641	$22,454	$107,110	$42,980

1Included in net change in working capital and other are proceeds of $28.0 million from the settlement of preferred shares received during the three months ended March 31, 2023.

BANK-ADJUSTED NET DEBT TO EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt to EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

Enerflex distinguishes capital expenditures invested in Energy Infrastructure assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing Energy Infrastructure assets, while growth expenditures are intended to expand the Company’s Energy Infrastructure fleet. The Company may also incur costs related to the construction of Energy Infrastructure assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to COGS.

During the three months ended June 30, 2023, Enerflex invested $32.4 million in capital expenditures, including maintenance of the Company’s global Energy Infrastructure fleet, as well as small-scale investments to expand the fleet across all regions. During the six months ended June 30, 2023, Enerflex invested $93.8 million in capital expenditures, primarily for the completion of two large BOOM produced water facilities in the Middle East.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022

Additions to PP&E	$7,056	$2,092	$9,928	$2,991
Additions to Energy Infrastructure assets:
Maintenance	13,287	4,259	20,843	5,764
Growth	12,026	7,896	63,068	8,931
Total capital expenditures	$32,369	$14,247	$93,839	$17,686
Expenditures for finance leases	$-	$11,747	$4,730	$40,944
Total capital expenditures and expenditures for finance leases	$32,369	$25,994	$98,569	$58,630

Management’s Discussion and Analysis	M-14

FINANCIAL POSITION

The following table outlines significant changes in the consolidated statements of financial position as at June 30, 2023 compared to December 31, 2022:

($ millions)	Increase (Decrease)	Explanation

Current assets	$(49.2)

The decrease in current assets is primarily due to lower cash and cash equivalents, the WIP related to finance leases being transferred to COGS upon commencement of Enerflex’s natural gas infrastructure project in the Middle East, and decreased prepayments, partially offset by higher contract assets and inventories on increased activity levels.

Contract assets	$19.9	The increase in the non-current portion of contract assets is due to increased manufacturing activity, primarily in the USA, including on various projects.
Finance leases receivable	$27.7	The increase in the long-term portion of finance leases receivable is due to the recognition of the 10-year natural gas infrastructure project that began operations during the first quarter of 2023.
Other assets	$(27.2)	The decrease in other assets is primarily due to the preferred shares that the Company previously held and were settled during the period.
Current liabilities	$(54.0)

The decrease in current liabilities is primarily due to movements in accounts payable and accrued liabilities due to the timing of vendor payments, and deferred revenues based on the timing of revenue recognition and milestone billings, partially offset by an increase in the non-current portion of long-term debt and income taxes payable.

Long-term debt	$(7.9)

The decrease in long-term debt is primarily due to the net repayment on the three-year secured revolving credit facility (“Revolving Credit Facility”), and the recognition of deferred transaction costs.

Total shareholders’ equity	$(20.2)	Total shareholders’ equity decreased primarily due to unrealized losses on the translation of foreign operations and dividends, offset by net earnings and the impact of stock options.

LIQUIDITY

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund its requirements for investments in working capital and capital assets. As at June 30, 2023, the Company held cash and cash equivalents of $174.2 million and had significant liquidity with access to $294.4 million for future drawings.

($ thousands)	June 30,2023

Total Revolving Credit Facility (US$700,000)	$926,800
Less:
Drawings on Revolving Credit Facility	491,915
Letters of Credit[1]	140,473

Available for future drawings	$294,412

1 This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $15.2 million ($11.5 million) are funded from the newly secured LC Facility. Refer to Note 10 “Long-Term Debt” of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and senior secured notes (the “Notes”), with the senior secured net funded debt, which is comprised of the Revolving Credit Facility and the Term Loan, to EBITDA ratio of 1.1:1, compared to a maximum ratio of 2.5:1, and a bank-adjusted net debt to EBITDA ratio of 2.8:1, compared to a maximum ratio of 4.5:1. The Company exited the second quarter of 2023 with an interest coverage ratio of 4.3:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-15

SUMMARIZED STATEMENTS OF CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022

Cash and cash equivalents, beginning of period	$262,444	$133,214	$253,776	$172,758
Cash provided by (used in):
Operating activities	(3,984)	21,097	(6,535)	(1,615)
Investing activities	(46,656)	157	(90,737)	(16,728)
Financing activities	(32,406)	(9,963)	24,212	(8,578)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(5,219)	2,573	(6,537)	1,241

Cash and cash equivalents, end of period	$174,179	$147,078	$174,179	$147,078

OPERATING ACTIVITIES

For the three months ended June 30, 2023, cash used in operating activities was lower than the comparative period, primarily driven by lower net earnings and the net changes in working capital. For the six months ended June 30, 2023, cash used in operating activities was higher than the comparative period due to the net change in working capital and other from the increase in business activity, partially offset by an increase in net earnings year-over-year. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

INVESTING ACTIVITIES

Cash used in investing activities for the three and six months ended June 30, 2023 is higher when compared to the same periods last year, primarily due to the increased capital expenditures on PP&E, Energy Infrastructure assets, and intangible assets offset by higher proceeds on the disposal of certain non-core assets.

FINANCING ACTIVITIES

Cash used in financing activities increased during the three and six months ended June 30, 2023 relative to the comparative periods in 2022 primarily due to the net proceeds from the Revolving Credit Facility, which Enerflex received upon closing the Transaction.

QUARTERLY SUMMARY

Three months ended ($ thousands, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted

June 30, 2023	$776,670	$(2,823)	$(0.02)	$(0.02)

March 31, 2023	825,044	13,524	0.11	0.11

December 31, 2022	689,839	(81,118)	(0.68)	(0.68)

September 30, 2022	392,813	(32,808)	(0.37)	(0.37)

June 30, 2022	372,077	13,352	0.15	0.15

March 31, 2022	323,069	(369)	(0.00)	(0.00)

December 31, 2021	321,347	(32,707)	(0.36)	(0.36)

September 30, 2021	231,097	6,958	0.08	0.08

June 30, 2021	204,507	4,291	0.05	0.05

March 31, 2021	203,205	3,003	0.03	0.03

December 31, 2020	298,837	32,668	0.36	0.36

September 30, 2020	265,037	10,736	0.12	0.12

Management’s Discussion and Analysis	M-16

CAPITAL RESOURCES

On July 31, 2023, Enerflex had 123,884,579 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to June 30, 2023, the Board declared a quarterly dividend of $0.025 per share.

At June 30, 2023, the Company had combined drawings of $690.1 million against the Revolving Credit Facility and Term Loan (December 31, 2022 – $662.4 million). The weighted average interest rate on the Revolving Credit Facility and Term Loan at June 30, 2023 was 7.7 percent and 8.7 percent, respectively (December 31, 2022 – 7.0 percent and 7.8 percent, respectively).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

($ thousands)	Maturity Date	June 30, 2023	December 31, 2022
Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$491,915	$459,202
Drawings on the Term Loan (US$150,000)	October 13, 2025	198,600	203,160
Notes (US$625,000)	October 15, 2027	827,500	846,500
Deferred transaction costs and Notes discount		(109,711)	(118,537)
		$1,408,304	$1,390,325

Current portion of long-term debt		$52,960	$27,088
Non-current portion of long-term debt		1,355,344	1,363,237
Long-term debt		$1,408,304	$1,390,325

At June 30, 2023, without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,518.0 million, and nil thereafter.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer (“CFO”), together with other members of Management, have evaluated the effectiveness of the Company’s DC&P and ICFR as at June 30, 2023, using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, Management has concluded that the design and operation of the Company’s DC&P were adequate and effective as at June 30, 2023, to provide reasonable assurance that: a) material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities; and b) information required to be disclosed is recorded, processed, summarized, and reported within required time periods. Management also concluded that the design and operation of ICFR was adequate and effective as at June 30, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with IFRS.

There have been no significant changes in the design of the Company’s ICFR during the six months ended June 30, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

SUBSEQUENT EVENTS

Subsequent to June 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on October 12, 2023, to shareholders of record on August 24, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-17

ORGANIZATIONAL UPDATE

As previously announced, Mr. Rodney D. Gray was appointed as Enerflex’s Senior Vice President and CFO, effective July 1, 2023, overseeing the Company’s capital markets, corporate development, financial reporting, internal audit, tax, and treasury functions and supporting Enerflex’s strategic and capital allocation decisions. Mr. Gray comes to Enerflex with over 30 years of experience in the energy sector, including the last nine years with Baytex Energy Corp., where he served most recently as Executive Vice President and CFO and helped steward the company’s overall strategy through unprecedented macroeconomic volatility. He is a Chartered Accountant and holds a Bachelor of Commerce degree with Honours from Queen’s University. Enerflex is delighted to welcome Mr. Gray to the team.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the expectations for enhanced shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; the global demand for natural gas to remain robust and the continued volatility in commodity prices and any impact on the Company’s ability to secure future booking; the NAM bookings contribute to a robust backlog that will provide strong Engineered Systems revenue in the near term; the Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue; the Company expects to stabilize cash flows and reduce cyclicality in the business over the long-term; the ability of the Company to capitalize on potential projects in the LATAM segment; the disclosures under the section “Outlook” and “Outlook by Segment” including, but not limited to, the underlying macro drivers for Enerflex’s business and these drivers remaining robust; expectations that demand for low-emission natural gas will grow; the expectation that the Company will advance its modularized cryogenic natural gas processing facility in the Middle East; the expectations that Enerflex will continue to reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of the year; the anticipation of having the optionality for continued debt reduction, increased capital returns to shareholders, or profitable investments in strategic growth projects; the expectations that strong cash flow generation will continue across all product lines; the ability of Enerflex to participate in developing and growing markets, which is expected to shape the energy transition landscape of the next several decades; the expectations that production will grow modestly year-over-year and, in the USA, that such production growth will be driven by the Haynesville, Marcellus, and Permian Basins; the expectations that future LNG exports associated with LNG Canada Phase 1 will be a positive tailwind for Enerflex’s Canadian business; the anticipation that utilization rates for Enerflex’s contract compression fleet in the NAM segment will remain elevated and that margins on new Engineered Systems bookings will continue to expand from current levels; the expectation that the Exterran Cryogenic product line will be a synergistic revenue-generating business in the NAM region; the expectations in respect of recent increases in After-Market Services-related activities across the NAM region and that these increase will continue through 2023; the expectations concerning stability within Enerflex’s recurring businesses in Latin America; the expectation, in the near term, that the Company will increase its contract compression fleet utilization in the LATAM segment; with the growing need for reliable power and a desire to reduce overall dependency on imported natural gas in the LATAM region, the expectations that this will be a constructive market driver for the Company; the expectations in respect of ongoing demand for larger-scale energy infrastructure assets and integrated turnkey projects in the Middle East; the expectations in Australia that a strong LNG export market will strengthen the demand for natural gas and energy transition solutions in the region; expectations that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund the requirements of the Company for investments in working capital, capital assets and delivering on its post-acquisition deleveraging strategy; the expectations and results from the exploration activities by the Company around decarbonization, carbon capture technologies, and supporting infrastructure opportunities with customers; the expectations for the Company to pay and to continue to pay a quarterly dividend to shareholders and that the Board will set the dividend based on the availability of cash flow, anticipated market conditions, and the general needs of the business; the expectations that Enerflex will have the optionality to deliver increased capital returns to shareholders and invest profitably in strategic growth projects, either now or in the future; the expectations to capture US$60 million in annual run-rate synergies within 12 to 18 months of the closing of the Transaction; the Company’s plans to simplify its geographic footprint and consolidate its global manufacturing capacity, including closing its manufacturing facilities in the United Arab Emirates and Singapore; the Company’s expectations that the initial agreement between Blueberry River First Nations and the Government of British Columbia, coupled with development activities anticipated for LNG

Management’s Discussion and Analysis	M-18

exports, will be constructive for the Canadian business; the expectations for the Company to generate excess cash flow from operations and to lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023; the expectations to increase contract compression fleet utilization rates through re-contracting and redeployment of idle fleet; the anticipated financial performance of the Company, including its expected gross margin; the intended use, if any, by Enerflex of the remaining funds under the Revolving Credit Facility; future capital expenditures, including the amount and nature thereof; commodity prices and the impact of such prices on demand for the Company’s products and services; the development trends in the oil and natural gas industry; the seasonal variations in the activity levels of certain crude oil and natural gas markets; the expansion and growth of the business and operations; the implications of changes in government regulation, laws and income taxes; the Company’s plans to continue strengthening its financial position to ensure the Company has the financial stability and flexibility through industry cycles; the expectation to lower Enerflex’s overall cost of debt, thereby accruing incremental value to Enerflex’s shareholders; the anticipation that the total 2023 PP&E and growth capital expenditures will range from US$80 million to US$90 million; the Company’s expectations that 2023 Transaction-related accretion for both EPS and CFPS will be 32 percent dilutive and one percent accretive, respectively; and the Company’s plans to complete required upgrades on several facilities acquired through the Transaction, and invest in various small-scale, customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere.

This forward-looking information and statements are based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information and statements in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure including new environmental, taxation, and other laws and regulations; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining personnel; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information and statements included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s AIF for the year ended December 31, 2022.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex and its prospective financial performance, financial position, or cash flows, including leverage, operational efficiencies, scale, capital expenditures and WIP, non-discretionary expenses, and accretion, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex has included FOFI in this MD&A in order to provide readers with a more complete perspective on the Company’s future operations and Management’s current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and statements and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise.

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